

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2011

Via E-mail
Mr. Delbert G. Blewett
President, CEO, Secretary and Director
Canyon Gold Corp.
7810 Marchwood Place
Vancouver, BC, Canada, V5S 4A6

> **Re:** **Canyon Gold Corp.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-177903**

Dear Mr. Blewett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Explain to us each of the following items:
   - who prepared the registration statement;
   - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
   - who created the business plan which is described; and
   - how and when your officer first contacted representatives from Long Canyon and how and when your officer or the officers of Long Canyon first contacted representatives of EMAC Handels AG and DRLLC.

- whether Mr. Blewett or Mr. Schneider or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

2. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:
   - officers;
   - directors;
   - named legal counsel;
   - those responsible for your officer's connection with the Company, Long Canyon, DRLLC or EMAC Handels AG; and
   - any others who participated in the preparation of the prospectus disclosure in the registration statement.

3. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

4. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Messrs. Blewett and Schneider did not purchase shares or agree to serve as an officer or director of the Company or its subsidiary at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

5. Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

Front Cover Page of Registration Statement

6. If you intend to rely on Rule 415 of Regulation C under the Securities Act of 1933, as amended, please check the appropriate box.

Outside Front Cover Page of Prospectus

7. Please revise your disclosure here, under The Offering on page 13 and elsewhere as appropriate to clarify that the selling shareholders must sell at a fixed price until a public market emerges for your common stock. In this regard, we note that the electronic quotations, trading, messaging, and information platforms maintained by the OTC Markets Group, Inc. (including the OTC Pink Market and OTC-QB) do not constitute a public market.

Market for Our Common Stock, page 12

8. Your disclosure indicates that your shares may be available for resale under Rule 144. However, it appears that the restrictions on resale by shell companies would apply to your company. Please revise the disclosure on page 13 to clearly disclose the impact of the rules on shareholders in your company.

Business, page 16

9. Pursuant to paragraph (b) (2) of Industry Guide 7 please discuss the conditions that must be met to retain your claims or leases, including the quantification and the timing of all necessary payments and the party responsible for these payments.

10. Please fully discuss any royalties or underlying agreements associated with your properties pursuant to paragraph (b) (2) of Industry Guide 7.

11. Please disclose the information required under paragraph (b) (4) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

12. Please provide an overview of the exploration and mining permit requirements for companies operating in Nevada. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals.

13. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

14. Please revise your disclosure in this section to describe the material terms of the agreement with DRLLC. As non-exclusive examples, we note the 3% net smelter royalty and "first right of refusal" granted to DRLLC. We may have further comments.

15. Please revise your disclosure in this section to describe or clarify the material terms of the option agreement with EMAC Handels AG. As non-exclusive examples of areas of your disclosure that should be enhanced or clarified we note the following:
- Please clarify the reference to "certain payables to Emac" in the penultimate sentence of the third paragraph of this section;
- Please clarify under which agreement Emac has been issued "600,000 Series A preferred shares." In this regard, the option agreement appears to only contemplate 425,000 Series B shares being issued to EMAC with certain other amounts of Series B shares being issued indirectly to DRLLC; and
- Please disclose the 2% net smelter royalty held by EMAC.

Plan of Operations, page 18

16. We note your statement that certain tests performed on your property indicate deposits of both gold and silver. As defined by Industry Guide 7, the term deposit refers to mineral reserves and, as such, should not be incorporated in the description of your property until a reserve is defined. Please modify your disclosure accordingly.

17. Please revise the prospectus to clarify apparent inconsistencies in your disclosure of your plan of operations and current status. In this regard, it is unclear which actions outlined under Plan of Operations have occurred and have been paid for to date. For example, we note your statement in the risk factor "Management has limited experience . . ." on page seven that you "presently have sufficient funds available to complete the initial exploration program." This appears to suggest that you have not "fully paid for" phase one of the exploration program, as disclosed under Employees on page 20. In light of these two statements please also clarify your statement that your success depends on your

"ability to secure the necessary funds to explore the property" in the risk factor titled "Our future success depends . . ." on page seven. Furthermore, we note that you refer to Phase One occurring in Spring – Fall 2011, that you "anticipate completing the first stage . . . in fall 2011," and that Phase Two will start in Winter 2011. Please revise your disclosure to clarify which parts of each of these phases have occurred as of the most recent date practicable.

18. Please revise your statement on page eight that you will require an additional $1,487,000 "to fully implement your business plan" and your statement on page 18 that such funds are required to "commence" an exploration program to consistently describe the purpose of such funds. Furthermore, to the extent you have already paid for Phase One, as described under Employees on page 20, it would appear you would only require $1,387,000 in additional funding.

19. Please provide more detailed disclosure of what is entailed by the following line items in your plan of operations on page 19:
    - IP/resistivity;
    - Exposed mineralized zones for better definition; and
    - 43-101 Report

20. Please provide a more detailed discussion of the governmental regulation. See Item 101(h)(4)(viii), and (ix) of Regulation S-K.

Liquidity and Capital Resources, page 21

21. Please disclose the cash balance as of a more recent practicable date.

22. We note the reference to certain convertible notes in the last risk factor on page 11. Please revise your disclosure under Liquidity and Capital Resources to discuss the material terms of such convertible notes and to whom they were issued.

Management, page 22

23. Please revise to provide all of the information required by Item 401(e) of Regulation S-K with respect to Mr. Blewett. For example, please clarify Mr. Blewett's principal occupations and employment during the past five years and provide the disclosure required by Item 401(e)(2) of Regulation S-K. In this regard, we note that it appears Mr. Blewett may have been involved with several other companies such as Clean Transportation Group, Inc. (f/k/a Quintana Gold Resources Corp.) and AR Associates, Inc. Also state the period during which Mr. Blewett has served as a director, as required by Item 401(a) of Regulation S-K.

Relationships and Related Party Transactions, page 23

24. Please revise your disclosure of the transactions in this section to provide all of the information required by Item 404(a) of Regulation S-K. In addition, please revise to provide disclosure of all related party transactions. For instance, we note the related party accounts receivable and accounts payable.

Executive Compensation, page 23

25. Your statement that you do not have a bonus, profit sharing or deferred compensation plan for officers and directors does not clearly state whether any officer received or earned compensation during the last fiscal year. Please revise to clarify and provide the information required by Item 402(n), (o), (p), and (q) of Regulation S-K, as applicable.

26. We note that you paid $10,500 in directors' fees during the fiscal year ended April 30, 2011. Please provide the table required by Item 402(r) of Regulation S-K.

27. We note the reference to $63,323 in accounts payable for services rendered. It is unclear to whom you owe such money and why you have disclosed this under Executive Compensation. Please revise your disclosure to clarify.

Experts, page 24

28. A reverse recapitalization is always accompanied by a change in accountants unless the same auditor audited the pre-merger financial statements of both the accounting acquirer and the legal acquirer. The independent accountant that will no longer be associated with the registrant on a post-merger basis is considered the predecessor accountant. Please revise to provide all disclosures required by Item 304 of S-K if Canyon Gold's pre-merger financial statements were not audited by HJ & Associates.

Financial Statements, page 25
Presentation

29. Please revise the financial statements of Long Canyon Gold Resources Corp. for the four months ended April 30, 2011, and for the two years ended December 31, 2010 and December 31, 2009 to give effect to the reverse recapitalization. Once you present financial statements for a period that includes the consummation date of a reverse recapitalization, the financial statements of the accounting acquirer for all periods presented should be restated retroactively to give effect to the transaction. In addition, the audit report should be redated or dual-dated to a date subsequent to the consummation date to reflect the restatement.

Updating

30. Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X. Additionally, please ensure to provide a currently dated consent of the independent accountant.

Notes to the Financial Statements
7. Reverse Acquisition, page 50

31. We note your presentation of the reverse recapitalization on your Statements of Stockholder's Equity and your disclosure herein that you adjusted retained earnings for the net purchase price deficiency of $407,512. Please note that in a recapitalization the assets and liabilities of both Long Canyon and Canyon Gold should be combined at their net book value. The accumulated deficit of Long Canyon should be brought forward, and the accumulated deficit of Canyon Gold should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of Canyon Gold plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating and balancing adjustments should be made through additional paid-in capital. Please explain to us how you combined the assets and liabilities of the two companies, and adjusted the equity accounts.

Recent Sales of Unregistered Securities, page 53

32. Please revise to provide all of the information required by Item 701 of Regulation S-K. You do not appear to have discussed all of the transactions contemplated by the agreements filed as Exhibit 2.1, the convertible notes discussed in the last risk factor on page 11 and the transactions discussed in Note 5 on page 37, among other possible transactions. Furthermore, please identify the names of the persons or class of persons to whom the securities were sold and discuss the exemption from registration claimed for each transaction, including any facts relied upon to claim such exemption. With respect to your discussion of the exemption from registration claimed, please also consider the apparent two step transactions you entered into when issuing the Series B shares to EMAC and DRLLC, as contemplated in the aforementioned agreements.

Signatures, page 55

33. In the amended registration statement please indicate who is signing in the capacity of principal financial officer and controller or principal accounting officer. See Instruction 1 to the Signatures to Form S-1.

Exhibits

34. Please file the option agreement with EMAC Handels AG as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

35. Please file Exhibits 2.1 and 3.1 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

36. Please file the instruments defining the rights of the preferred shareholders or advise us where such exhibits have been filed.

37. Please revise your legality opinion to disclose the state upon which you are opining, i.e. the state of incorporation.

38. Exhibit 10.2 refers to the attached Definitive agreement between DRLLC and Ferguson. Please file Exhibit 10.2 in its entirety, including the attachment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering and related matters. Please contact Shaz Niazi at (202) 551-3121 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director